Exhibit 99.1
News Release
Copano Energy, L.L.C.

Contacts:	Carl A. Luna, SVP and CFO
Copano Energy, L.L.C.
713-621-9547

Jack Lascar / jlascar@drg-e.com
Anne Pearson/ apearson@drg-e.com
DRG&E / 713-529-6600

COPANO ENERGY REPORTS FIRST QUARTER 2010 RESULTS

HOUSTON, May 6, 2010 — Copano Energy, L.L.C. (NASDAQ:  CPNO) today announced its financial results for the three months ended March 31, 2010.
“We are pleased to report that we are continuing to make progress on our expansion projects, particularly in north and south Texas,” said R. Bruce Northcutt, Copano Energy’s President and Chief Executive Officer.  “As expected, first quarter distribution coverage was less than 100%, which reflects our recent unit issuance to fund these growth initiatives, the conversion of our Class D units as well as the temporary shut-down of our Houston Central plant to enable the start up of our fractionation facilities.”
“For the balance of 2010, we expect distribution coverage to significantly improve with the start-up of our fractionator, increasing volumes behind our Saint Jo plant and volume growth from Eagle Ford Shale activity.  As a result of these activities and other quality upside opportunities we are currently pursuing, we are optimistic about Copano’s volume and cash flow growth outlook in 2010 and beyond,” Northcutt said.
First Quarter Financial Results
Revenue for the first quarter of 2010 increased 33% to $266.7 million compared to $201.1 million for the first quarter of 2009.  Total segment gross margin was $51.1 million for the first quarter of 2010 compared to $51.8 million for the same period a year ago.
Adjusted EBITDA for the first quarter of 2010 decreased 12% to $35.7 million compared to $40.6 million for the first quarter of 2009.  Non-cash charges for the first quarter of 2010 and 2009 that were not added back in determining adjusted EBITDA totaled $8.0 million and $9.2 million, respectively, and related to the non-cash amortization expense of the option component of Copano’s risk management portfolio.

Total distributable cash flow for the first quarter of 2010 decreased to $30.9 million from $35.1 million for the first quarter of 2009, primarily because first quarter 2009 results included a $3.9 million gain related to the retirement of debt.  First quarter 2010 total distributable cash flow represents 81% coverage of the first quarter 2010 distribution of $0.575 per unit based on total common units outstanding on the record date for the distribution.
Net loss for the first quarter of 2010 totaled $1.3 million, or $0.02 per unit on a diluted basis, compared to net income of $5.9 million, or $0.10 per unit on a diluted basis, for the first quarter of 2009.  The drivers of the $7.2 million change from quarter to quarter primarily included:
•	$3.9 million decrease in earnings related to the gain on the retirement of debt in 2009;
•	$2.1 million of additional depreciation and amortization expenses primarily related to expanded operations in north Texas and retirement of certain assets in Oklahoma;
•
$0.7 million decrease in total segment gross margin consisting of a decrease of $17.5 million from Copano’s commodity risk management activities, offset by a $16.8 million increase in combined operating segment gross margins primarily reflecting an average NGL price increase of 84% on the Conway index and 85% on the Mt. Belvieu index, slightly offset by lower overall service throughput volumes; and

•
$0.5 million increase in interest and other financing costs primarily related to (i) an unrealized loss on interest rate swaps for 2010 of $0.1 million compared to a $0.1 million gain in 2009 and (ii) an increase of $0.3 million in interest paid on interest rate swap arrangements.

Weighted average diluted units outstanding totaled 58.2 million for the first quarter of 2010 as compared to 57.8 million for the same period in 2009.
Segment gross margin, total segment gross margin, EBITDA, adjusted EBITDA and total distributable cash flow are non-GAAP financial measures that are reconciled to the most directly comparable GAAP measures at the end of this news release.
First Quarter Operating Results by Segment
Copano manages its business in three geographical operating segments:  Oklahoma, which provides midstream natural gas services in central and east Oklahoma; Texas, which provides midstream natural gas services in Texas and also includes a processing plant in southwest Louisiana; and the Rocky Mountains, which provides services to producers in Wyoming’s Powder River Basin and includes managing member interests in Bighorn Gas Gathering, L.L.C. (Bighorn) of 51% and in Fort Union Gas Gathering, L.L.C. (Fort Union) of 37.04%.
Oklahoma
Segment gross margin for Oklahoma increased 70% in the first quarter of 2010 to $24.3 million, compared to $14.3 million for the first quarter of 2009.  The increase resulted primarily from a 83% increase in realized margins on service throughput compared to the first quarter of 2009 ($1.08 per MMBtu in 2010 compared to $0.59 per MMBtu in 2009), reflecting higher NGL, oil and natural gas prices.  During the first quarter of 2010, NGL prices based on Conway index prices and Copano’s weighted average product mix averaged $44.44 per barrel compared to $24.13 per barrel during the first quarter of 2009, an increase of $20.31, or 84%.  During the first quarter of 2010, natural gas prices based on CenterPoint East index prices averaged $5.22 per MMBtu compared to $3.37 per MMBtu during the first quarter of 2009, an increase of $1.85, or 55%.
The Oklahoma segment gathered an average of 248,784 MMBtu/d of natural gas, processed an average of 152,190 MMBtu/d of natural gas and produced an average of 15,334 Bbls/d of NGLs at its own plants and third-party plants during the first quarter of 2010.  In comparison to the first quarter of 2009, this represents a 8% decrease in service throughput and a 5% decrease in plant inlet volumes while NGLs produced were flat.  The decrease in service throughput is primarily attributable to reduced drilling, normal production declines and minor weather related issues during 2010.
Texas
Segment gross margin for Texas increased 32% in the first quarter of 2010 to $27.2 million, compared to $20.6 million for the first quarter of 2009.  The increase resulted primarily from a 49% increase in realized margins on service throughput compared to the first quarter of 2009 ($0.52 per MMBtu in 2010 compared to $0.35 per MMBtu in 2009), reflecting higher NGL and oil prices.  During the first quarter of 2010, NGL prices based on Mt. Belvieu index prices and Copano’s weighted average product mix averaged $47.66 per barrel compared to $25.81 per barrel during the first quarter of 2009, an increase of $21.85, or 85%.  During the first quarter of 2010, natural gas prices based on Houston Ship Channel index prices averaged $5.36 per MMBtu compared to $4.21 per MMBtu during the first quarter of 2009, an increase of $1.15, or 27%.
The increase in segment gross margin for the Texas segment was offset by decreased service throughput and processing volumes.  During the first quarter of 2010, the Texas segment provided gathering, transportation and processing services for an average of 582,958 MMBtu/d of natural gas compared to 644,752 MMBtu/d for the first quarter of 2009, a decrease of 10%.  The Texas segment gathered an average of 316,937 MMBtu/d of natural gas, processed an average of 457,233 MMBtu/d of natural gas at its plants and third-party plants and produced an average of 15,339 Bbls/d of NGLs at its plants and third-party plants during the first quarter of 2010, representing an increase of 4% of volumes gathered and decreases of 18% of volumes processed and 9% of NGLs produced as compared to the first quarter of 2009.  The decrease in NGL production was primarily the result of decreased volumes delivered to the Houston Central plant, which was due in part to the shut down of the plant for six days to perform maintenance, complete the connection for ethane and propane lines and prepare for the start-up of Copano’s fractionation facilities.  Volumes originating from the Texas segment and delivered to the Houston Central plant decreased 13% from the first quarter of 2009.  Natural gas delivered to the Houston Central plant and originating from sources other than the Texas segment decreased 23% from the first quarter of 2009 primarily as a result of a third party pipeline temporarily diverting volumes away from the Houston Central plant for ten days.

Rocky Mountains
Segment gross margin for Rocky Mountains totaled $1.1 million in the first quarter of 2010 compared to $0.8 million for the first quarter of 2009.  The increase in segment gross margin was the result of higher compressor rental income from Bighorn which began during the second quarter of 2009 offset by lower margin results from producer services.  These lower margin results were primarily due to reduced production levels associated with a weak pricing environment in 2008 and 2009 creating disincentives for producers to drill or to initiate de-watering programs on wells previously drilled.
The Rocky Mountains segment results do not include the financial results and volumes associated with Copano’s interests in Bighorn and Fort Union, which are accounted for under the equity method of accounting and are shown under “Equity in earnings from unconsolidated affiliates.”  Average pipeline throughput for Bighorn and Fort Union on a combined basis decreased 7% in the first quarter of 2010 as compared to the first quarter of 2009 as a result of the weak pricing environment discussed above.  Average combined pipeline throughput for Bighorn and Fort Union for the first quarter of 2010 and 2009 totaled 931,319 MMBtu/d and 1,005,998 MMBtu/d, respectively.
Corporate and Other
Corporate and other gross margin includes Copano’s commodity risk management activities.  These activities produced a loss of $1.4 million for the first quarter of 2010 compared to a gain of $16.1 million for the first quarter of 2009.  The loss for the first quarter of 2010 included $8.0 million of non-cash amortization expense relating to the option component of Copano’s risk management portfolio and $0.4 million of unrealized losses on undesignated economic hedges, offset by $7.0 million of net cash settlements received for expired commodity derivative instruments.  The first quarter 2009 gain included $25.1 million of net cash settlements received for expired commodity derivative instruments and $0.2 million of unrealized mark-to-market gains on undesignated economic hedges, offset by $9.2 million of non-cash amortization expense relating to the option component of Copano’s risk management portfolio.

Cash Distributions
On April 14, 2010, Copano announced its first quarter 2010 cash distribution of $0.575 per unit, or $2.30 per unit on an annualized basis, for all of its outstanding common units.  This distribution is unchanged from the fourth quarter of 2009 and will be paid on May 13, 2010 to common unitholders of record at the close of business on April 30, 2010.
Conference Call Information
Copano will hold a conference call to discuss its first quarter 2010 financial results and recent developments on May 7, 2010 at 10:00 a.m. Eastern Time (9:00 a.m. Central Time).  To participate in the call, dial (480) 629-9771 and ask for the Copano call 10 minutes prior to the start time, or access it live over the internet at www.copanoenergy.com on the “Investor Overview” page of the “Investor Relations” section of Copano’s website.
A replay of the audio webcast will be available shortly after the call on Copano’s website.  A telephonic replay will be available through May 14, 2010 by calling (303) 590-3030 and using the pass code 4285529#.
Use of Non-GAAP Financial Measures
This news release and the accompanying schedules include the non-generally accepted accounting principles, or non-GAAP, financial measures of segment gross margin, total segment gross margin, EBITDA, adjusted EBITDA and total distributable cash flow.  The accompanying schedules provide reconciliations of these non-GAAP financial measures to their most directly comparable financial measures calculated and presented in accordance with accounting principles generally accepted in the United States, or GAAP.  Non-GAAP financial measures should not be considered as alternatives to GAAP measures such as net income (loss), operating income, income (loss) from continuing operations, cash flows from operating activities or any other GAAP measure of liquidity or financial performance.  Copano uses non-GAAP financial measures as measures of its core profitability or to assess the financial performance of its assets.  Copano believes that investors benefit from having access to the same financial measures that its management uses in evaluating Copano’s liquidity position or financial performance.
Houston-based Copano Energy, L.L.C. is a midstream natural gas company with operations in Oklahoma, Texas, Wyoming and Louisiana.  Its assets include approximately 6,400 miles of active natural gas gathering and transmission pipelines, 250 miles of NGL pipelines and eight natural gas processing plants, with more than one billion cubic feet per day of combined processing capacity and 22,000 barrels per day of fractionation capacity.  For more information, please visit www.copanoenergy.com.

This news release may include “forward-looking statements” as defined by the Securities and Exchange Commission. These statements reflect certain assumptions based on management’s experience and perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate in the circumstances.  These statements include, but are not limited to, statements with respect to future distributions.  Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond Copano’s control, which may cause Copano’s actual results to differ materially from those implied or expressed by the forward-looking statements.  These risks include an inability to obtain new sources of natural gas supplies, the loss of key producers that supply natural gas to Copano, key customers reducing the volume of natural gas and NGLs they purchase from Copano, a decline in the price and market demand for natural gas and NGLs, the incurrence of significant costs and liabilities in the future resulting from Copano’s failure to comply with new or existing environmental regulations or an accidental release of hazardous substances into the environment and other factors detailed in Copano’s Securities and Exchange Commission filings.

– financial statements to follow –

COPANO ENERGY, L.L.C. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended March 31,
	2010	2009
	(In thousands, except per unit information)
Revenue:
Natural gas sales	$120,216	$94,979
Natural gas liquids sales	119,318	80,831
Transportation, compression and processing fees	13,114	14,999
Condensate and other	14,018	10,269
Total revenue	266,666	201,078

Costs and expenses:
Cost of natural gas and natural gas liquids (1)	209,865	143,319
Transportation (1)	5,676	5,984
Operations and maintenance	12,103	12,672
Depreciation and amortization	15,201	13,105
General and administrative	10,542	10,725
Taxes other than income	1,162	786
Equity in earnings from unconsolidated affiliates	(1,795)	(1,484)
Total costs and expenses	252,754	185,107

Operating income	13,912	15,971

Other income (expense):
Interest and other income	7	46
Gain on retirement of unsecured debt	—	3,939
Interest and other financing costs	(14,945)	(14,448)
(Loss) income before income taxes and discontinued operations	(1,026)	5,508
Provision for income taxes	(234)	(164)
(Loss) income from continuing operations	(1,260)	5,344
Discontinued operations, net of tax	—	561

Net (loss) income	$(1,260)	$5,905

Basic net (loss) income per common unit:
(Loss) income per common unit from continuing operations	$(0.02)	$0.10
Income per common unit from discontinued operations	—	0.01
Net (loss) income per common unit	$(0.02)	$0.11
Weighted average number of common units	58,206	54,012

Diluted net (loss) income per common unit:
(Loss) income per common unit from continuing operations	$(0.02)	$0.09
Income per common unit from discontinued operations	—	0.01
Net (loss) income per common unit	$(0.02)	$0.10
Weighted average number of common units	58,206	57,814

(1) Exclusive of operations and maintenance and depreciation and amortization shown separately below.

COPANO ENERGY, L.L.C. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended March 31,
	2010	2009
	(In thousands)
Cash Flows From Operating Activities:
Net (loss) income	$(1,260)	$5,905
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	15,201	13,165
Amortization of debt issue costs	895	1,270
Equity in earnings from unconsolidated affiliates	(1,795)	(1,484)
Distributions from unconsolidated affiliates	5,765	5,371
Gain on retirement of unsecured debt	—	(3,939)
Non-cash loss (gain) on risk management activities, net	533	(239)
Equity-based compensation	2,703	1,705
Deferred tax provision	27	12
Other non-cash items	(301)	332
Changes in assets and liabilities:
Accounts receivable	2,124	28,277
Prepayments and other current assets	1,167	1,060
Risk management activities	597	9,188
Accounts payable	2,063	(22,925)
Other current liabilities	1,445	(2,300)
Net cash provided by operating activities	29,164	35,398

Cash Flows From Investing Activities:
Additions to property, plant and equipment	(19,162)	(19,423)
Additions to intangible assets	(263)	(417)
Investment in unconsolidated affiliates	(435)	(632)
Distributions from unconsolidated affiliates	972	1,560
Proceeds from the sale of assets	259	—
Other	188	(539)
Net cash used in investing activities	(18,441)	(19,451)

Cash Flows From Financing Activities:
Proceeds from long-term debt	35,000	50,000
Repayment of long-term debt	(170,000)	—
Retirement of unsecured debt	—	(14,286)
Distributions to unitholders	(31,457)	(31,057)
Proceeds from public offering of common units, net of underwriting discounts and commissions of $7,223	164,786	—
Equity offering costs	(272)	—
Proceeds from option exercises	676	5
Net cash (used in) provided by financing activities	(1,267)	4,662

Net increase in cash and cash equivalents	9,456	20,609
Cash and cash equivalents, beginning of year	44,692	63,684
Cash and cash equivalents, end of period	$54,148	$84,293

COPANO ENERGY, L.L.C. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

	As of
	March 31, 2010	December 31, 2009
	(In thousands, except unit information)
ASSETS
Current assets:
Cash and cash equivalents	$54,148	$44,692
Accounts receivable, net	89,203	91,156
Risk management assets	30,334	36,615
Prepayments and other current assets	3,770	4,937
Total current assets	177,455	177,400

Property, plant and equipment, net	850,444	841,323
Intangible assets, net	187,858	190,376
Investment in unconsolidated affiliates	613,825	618,503
Escrow cash	1,858	1,858
Risk management assets	17,170	15,381
Other assets, net	21,488	22,571
Total assets	$1,870,098	$1,867,412

LIABILITIES AND MEMBERS’ CAPITAL
Current liabilities:
Accounts payable	$112,590	$111,021
Accrued interest	9,935	11,921
Accrued tax liability	879	672
Risk management liabilities	7,426	9,671
Other current liabilities	15,788	9,358
Total current liabilities	146,618	142,643

Long-term debt (includes $608 and $628 bond premium as of March 31, 2010 and December 31, 2009, respectively)	717,798	852,818
Deferred tax provision	1,889	1,862
Risk management and other noncurrent liabilities	7,474	10,063

Members’ capital:
Common units, no par value, 65,468,775 and 54,670,029 units issued and outstanding as of March 31, 2010 and December 31, 2009, respectively	1,156,889	879,504
Class D units, no par value, 0 and 3,245,817 units issued and outstanding as of March 31, 2010 and December 31, 2009, respectively	—	112,454
Paid-in capital	45,624	42,518
Accumulated deficit	(191,432)	(158,267)
Accumulated other comprehensive loss	(14,762)	(16,183)
	996,319	860,026
Total liabilities and members’ capital	$1,870,098	$1,867,412

COPANO ENERGY, L.L.C. AND SUBSIDIARIES
OPERATING STATISTICS
(Unaudited)

	Three Months Ended March 31,
	2010	2009
	($ in thousands)

Total segment gross margin(1) (2)	$51,125	$51,775
Operations and maintenance expenses(2)	12,103	12,672
Depreciation and amortization(2)	15,201	13,105
General and administrative expenses	10,542	10,725
Taxes other than income	1,162	786
Equity in earnings from unconsolidated affiliates(3) (4) (5)	(1,795)	(1,484)
Operating income(2)	13,912	15,971
Gain on retirement of unsecured debt	—	3,939
Interest and other financing costs, net	(14,938)	(14,402)
Provision for income taxes	(234)	(164)
Discontinued operations, net of tax	—	561
Net (loss) income	$(1,260)	$5,905
Total segment gross margin:
Oklahoma(2)	$24,275	$14,300
Texas	27,165	20,580
Rocky Mountains(6)	1,103	799
Segment gross margin(2)	52,543	35,679
Corporate and other(7)	(1,418)	16,096
Total segment gross margin(1) (2)	$51,125	$51,775
Segment gross margin per unit:
Oklahoma:
Service throughput ($/MMBtu) (2)	$1.08	$0.59
Texas:
Service throughput ($/MMBtu) (5)	$0.52	$0.35

Volumes:
Oklahoma: (8)
Service throughput (MMBtu/d)	248,784	271,222
Plant inlet volumes (MMBtu/d)	152,190	160,181
NGLs produced (Bbls/d)	15,334	15,309
Texas: (9)
Service throughput (MMBtu/d)	582,958	644,752
Pipeline throughput (MMBtu/d)	316,937	304,158
Plant inlet volumes (MMBtu/d)	457,233	558,195
NGLs produced (Bbls/d)	15,339	16,878

Capital expenditures:
Maintenance capital expenditures	$1,431	$2,151
Expansion capital expenditures	20,406	10,535
Total capital expenditures	$21,837	$12,686
Operations and maintenance expenses:
Oklahoma(2)	$5,433	$5,616
Texas	6,569	7,054
Rocky Mountains	101	2
Total operations and maintenance expenses(2)	$12,103	$12,672

________________________
(1)
Total segment gross margin is a non-GAAP financial measure.  For a reconciliation of total segment gross margin to its most directly comparable GAAP measure of operating income, please read “Non-GAAP Financial Measures.”

(2)	Excludes results attributable to Copano’s crude oil pipeline and related assets for the three months ended March 31, 2009 as these amounts are shown under the caption “Discontinued operations.”

(3)
Includes results and volumes associated with Copano’s interests in Bighorn and Fort Union.  Combined volumes gathered by Bighorn and Fort Union were 931,319 MMBtu/d and 1,005,998 MMBtu/d for the three months ended March 31, 2010 and 2009, respectively.

(4)
Includes results and volumes associated with Copano’s interest in Southern Dome.  For the three months ended March 31, 2010, plant inlet volumes for Southern Dome averaged 14,130 MMBtu/d and NGLs produced averaged 499 Bbls/d.  For the three months ended March 31, 2009, plant inlet volumes for Southern Dome averaged 10,608 MMBtu/d and NGLs produced averaged 367 Bbls/d.

(5)
Includes results and volumes associated with Copano’s interest in Webb Duval.  Gross volumes transported by Webb Duval, net of intercompany volumes, were 60,091 MMBtu/d and 88,740 MMBtu/d for the three months ended March 31, 2010 and 2009, respectively.

(6)
Rocky Mountains segment gross margin includes results from producer services, including volumes purchased for resale, volumes gathered under firm capacity gathering agreements with Fort Union and volumes transported using Copano’s firm capacity agreements with WIC and compressor rental services provided to Bighorn.  Excludes results and volumes associated with Copano’s interests in Bighorn and Fort Union.

(7)	Corporate and other includes results attributable to Copano’s commodity risk management activities.

(8)
Plant inlet volumes and NGLs produced represent total volumes processed and produced by the Oklahoma segment at all plants, including plants owned by the Oklahoma segment and plants owned by third parties.  For the three months ended March 31, 2010, plant inlet volumes averaged 117,602 MMBtu/d and NGLs produced averaged 12,468 Bbls/d for plants owned by the Oklahoma segment.  For the three months ended March 31, 2009, plant inlet volumes averaged 122,902 MMBtu/d and NGLs produced averaged 12,535 Bbls/d for plants owned by the Oklahoma segment.  Excludes volumes associated with Copano’s interest in Southern Dome.

(9)
Plant inlet volumes and NGLs produced represent total volumes processed and produced by the Texas segment at all plants, including plants owned by the Texas segment and plants owned by third parties.  Plant inlet volumes averaged 450,417 MMBtu/d and NGLs produced averaged 14,852 Bbls/d for the three months ended March 31, 2010 for plants owned by the Texas segment.  Plant inlet volumes averaged 535,083 MMBtu/d and NGLs produced averaged 15,049 Bbls/d for the three months ended March 31, 2009 for plants owned by the Texas segment.  Excludes volumes associated with Copano’s interest in Webb Duval.

Non-GAAP Financial Measures

The following table presents a reconciliation of the non-GAAP financial measures of (i) total segment gross margin (which consists of the sum of individual segment gross margins and the results of risk management activities, which are included in corporate and other) to the GAAP financial measure of operating income, (ii) EBITDA and adjusted EBITDA to the GAAP financial measures of net income (loss) and cash flows from operating activities and (iii) total distributable cash flow to the GAAP financial measure of net income (loss), for each of the periods indicated (in thousands).

	Three Months Ended March 31,
	2010	2009
	($ in thousands)
Reconciliation of total segment gross margin to operating income:
Operating income	$13,912	$15,971
Add: Operations and maintenance expenses	12,103	12,672
Depreciation and amortization	15,201	13,105
General and administrative expenses	10,542	10,725
Taxes other than income	1,162	786
Equity in earnings from unconsolidated affiliates	(1,795)	(1,484)
Total segment gross margin	$51,125	$51,775

Reconciliation of EBITDA and adjusted EBITDA to net (loss) income:
Net (loss) income	$(1,260)	$5,905
Add: Depreciation and amortization(1)	15,201	13,165
Interest and other financing costs	14,945	14,448
Provision for income taxes	234	164
EBITDA	29,120	33,682
Add: Amortization of difference between the carried investment and the underlying equity in net assets of equity investments	4,645	4,818
Copano’s share of depreciation and amortization included in equity in earnings from unconsolidated affiliates	1,537	1,557
Copano’s share of interest and other financing costs incurred by equity method investments	371	508
Adjusted EBITDA	$35,673	$40,565

Reconciliation of EBITDA and adjusted EBITDA to cash flows from operating activities:
Cash flow provided by operating activities	$29,164	$35,398
Add: Cash paid for interest and other financing costs	14,050	13,178
Equity in earnings from unconsolidated affiliates	1,795	1,484
Distributions from unconsolidated affiliates	(5,765)	(5,371)
Risk management activities	(597)	(9,188)
Changes in working capital and other	(9,527)	(1,819)
EBITDA	29,120	33,682
Add: Amortization of difference between the carried investment and the underlying equity in net assets of equity investments	4,645	4,818
Copano’s share of depreciation and amortization included in equity in earnings from unconsolidated affiliates	1,537	1,557
Copano’s share of interest and other financing costs incurred by equity method investments	371	508
Adjusted EBITDA	$35,673	$40,565

Reconciliation of net (loss) income to total distributable cash flow:
Net (loss) income	$(1,260)	$5,905
Add: Depreciation and amortization(1)	15,201	13,165
Amortization of commodity derivative options	7,978	9,188
Amortization of debt issue costs	895	1,270
Equity-based compensation	2,715	1,959
Distributions from unconsolidated affiliates	6,737	6,931
Unrealized loss associated with line fill contributions and gas imbalances	1,582	166
Unrealized loss (gain) on derivatives	533	(239)
Deferred taxes and other	(301)	346
Less: Equity in earnings from unconsolidated affiliates	(1,795)	(1,484)
Maintenance capital expenditures	(1,431)	(2,151)
Total distributable cash flow(2)	$30,854	$35,056

Actual quarterly distribution (“AQD”)	$38,134	$31,748
Total distributable cash flow coverage of AQD	81%	110%
________________________
(1) Includes depreciation and amortization related to the discontinued operations.
(2) Prior to any retained cash reserves established by Copano’s Board of Directors.